GOLD.COM, INC.

1550 Scenic Avenue, Suite 150
Costa Mesa, CA 92626

May 19, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	GOLD.COM, INC. Form S-3 Registration Statement Withdrawal Request File No. 333-295963

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GOLD.COM, INC. (the “Registrant”) respectfully requests the immediate withdrawal of the Registration Statement on Form S-3 (File No. 333-295963) together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2026.

The Registrant requests the withdrawal of the Registration Statement because it was inadvertently tagged as an S-3 submission type. The correct and intended Registration Statement type to be filed with the Commission is S-3ASR. The Registrant will promptly refile the Registration Statement as an S-3ASR.

The Registrant confirms that the Registration Statement was not declared effective and no securities were sold pursuant to the Registration Statement.

If you have any questions regarding this matter, please contact Carol Meltzer, General Counsel and Secretary at (914) 548-5602 or cmeltzer@gold.com.

Sincerely,

/s/ Carol Meltzer
Carol Meltzer
General Counsel and Secretary